No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-1 to supersede a prior order

KKR INCOME OPPORTUNITIES FUND, KKR CREDIT ADVISORS (US) LLC, KKR CREDIT ADVISORS (HONG KONG) LIMITED, KKR STRATEGIC CAPITAL MANAGEMENT LLC, KKR FI ADVISORS LLC, KKR FINANCIAL ADVISORS LLC, KKR FINANCIAL ADVISORS II, LLC, KKR CS ADVISORS I LLC, KKR MEZZANINE I ADVISORS LLC, KKR FI ADVISORS CAYMAN LTD., KAM ADVISORS LLC, KAM FUND ADVISORS LLC, KKR CREDIT FUND ADVISORS LLC, KKR ASSET MANAGEMENT PARTNERS LLP, KKR ASSET MANAGEMENT, LTD., KKR CREDIT ADVISORS (IRELAND) UNLIMITED COMPANY, KKR CAPITAL MARKETS HOLDINGS L.P., KKR CAPITAL MARKETS LLC, KKR CAPITAL MARKETS LIMITED, KKR CAPITAL MARKETS ASIA LIMITED, KKR CORPORATE LENDING LLC, KKR CORPORATE LENDING (CAYMAN) LIMITED, KKR CORPORATE LENDING (UK) LLC, MERCHANT CAPITAL SOLUTIONS LLC, MCS CAPITAL MARKETS LLC, MCS CORPORATE LENDING LLC, KKR ALTERNATIVE CREDIT LLC, KKR ALTERNATIVE CREDIT L.P., KKR ALTERNATIVE CREDIT LIMITED, KKR FINANCIAL HOLDINGS LLC, KKR FINANCIAL HOLDINGS, LTD., KKR FINANCIAL HOLDINGS II, LLC, KKR FINANCIAL HOLDINGS II, LTD., KKR FINANCIAL HOLDINGS III, LLC, KKR FINANCIAL HOLDINGS III, LTD., KKR FINANCIAL CLO HOLDINGS, LLC, KKR TRS HOLDINGS, LTD., KKR STRATEGIC CAPITAL INSTITUTIONAL FUND, LTD., KKR DEBT INVESTORS II (2006) IRELAND L.P., KKR DI 2006 LP, KKR EUROPEAN SPECIAL OPPORTUNITIES LIMITED, 8 CAPITAL PARTNERS L.P., KKR FINANCIAL CLO 2005-1, LTD., KKR FINANCIAL CLO 2005-2, LTD., KKR FINANCIAL CLO 2006-1, LTD., KKR FINANCIAL CLO 2007-A, LTD., KKR FINANCIAL CLO 2007-1, LTD., KKR FINANCIAL CLO 2012-1, LTD., KKR FINANCIAL CLO 2013-1, LTD., KKR FINANCIAL CLO 2013-2, LTD., KKR CLO 9 LTD., KKR CLO 10 LTD., KKR CLO 11 LTD., KKR CLO 12 LTD., KKR CLO 13 LTD., KKR CLO 14 LTD., KKR CLO 15 LTD., KKR CLO 16 LTD., KKR CLO 17 LTD., KKR CLO 18 LTD., KKR CORPORATE CREDIT PARTNERS L.P., KKR MEZZANINE PARTNERS I L.P., KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P., KKR-KEATS CAPITAL PARTNERS L.P., KKR-MILTON CAPITAL PARTNERS L.P., KKR-MILTON CAPITAL PARTNERS II L.P., KKR LENDING PARTNERS L.P., KKR LENDING PARTNERS II L.P., KKR-VRS CREDIT PARTNERS L.P., KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P., KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P., KKR SPECIAL SITUATIONS (DOMESTIC) FUND II L.P., KKR SPECIAL SITUATIONS (EEA) FUND II L.P., KKR STRATEGIC CAPITAL OVERSEAS FUND LTD., KKR-CDP PARTNERS L.P., KKR-PBPR CAPITAL PARTNERS L.P., KKR CREDIT SELECT (DOMESTIC) FUND L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P., KKR TACTICAL VALUE SPN L.P., KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (USD) L.P., KKR LENDING PARTNERS EUROPE (EURO) L.P., KKR EUROPEAN RECOVERY PARTNERS L.P., KKR REVOLVING CREDIT PARTNERS L.P., AVOCA CLO X DESIGNATED ACTIVITY COMPANY, AVOCA CLO XI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY, KKR EUROPEAN FLOATING RATE LOAN FUND, ABSALON CREDIT FUND LIMITED, GARDAR LOAN FUND, AVOCA CREDIT OPPORTUNITIES PLC, KKR EUROPEAN CREDIT OPPORTUNITIES FUND II, PRISMA SPECTRUM FUND LP, POLAR BEAR FUND LP, KKR TFO PARTNERS L.P., TACTICAL VALUE SPN – APEX CREDIT L.P., TACTICAL VALUE SPN-GLOBAL DIRECT LENDING L.P., KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P., TACTICAL VALUE SPN-GLOBAL CREDIT OPPORTUNITIES L.P., KKR PIP INVESTMENTS L.P., KKR PRINCIPAL OPPORTUNITIES PARTNERSHIP L.P., CPS MANAGERS MASTER FUND L.P., KKR SPN CREDIT INVESTORS L.P., KKR SPN INVESTMENTS L.P., CDPQ AMERICAN FIXED INCOME III, L.P., PRISMA APEX TACTICAL FUND ICAV, PRISMA APEX TACTICAL FUND L.P., RENDALL STREET FUND LIMITED, KKR LENDING PARTNERS III L.P. AND LP III WAREHOUSE LLC

555 California Street, 50th Floor

San Francisco, CA 94104

(415) 315-3620

CORPORATE CAPITAL TRUST, INC., CORPORATE CAPITAL TRUST II, FS/KKR ADVISOR, LLC, FS INVESTMENT CORPORATION, FS INVESTMENT CORPORATION II, FS INVESTMENT CORPORATION III, FS INVESTMENT CORPORATION IV, FS MULTI-ALTERNATIVE ADVISOR, LLC AND FS MULTI-ALTERNATIVE INCOME FUND

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

(215) 495-1150

All Communications, Notices and Orders to:

Nicole Macarchuk, Esq.

Philip Davidson, Esq.
KKR Credit Advisors (US) LLC
555 California Street, 50th Floor
San Francisco, CA 94104
Telephone: (415) 315-3620

Copies to:

Kenneth E. Young, Esq. William J. Bielefeld, Esq. Dechert LLP Cira Centre, 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988

September 13, 2018

I.             Summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

●	Corporate Capital Trust, Inc. (“CCT I”), Corporate Capital Trust II (“CCT II”), FS Investment Corporation (“FSIC”), FS Investment Corporation II (“FSIC II”), FS Investment Corporation III (“FSIC III”) and FS Investment Corporation IV (“FSIC IV”), each a closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the 1940 Act (collectively referred to as the “BDCs”);[2]

●	KKR Income Opportunities Fund (“KIO”), a closed-end management investment company;

●	FS Multi-Alternative Income Fund (“FSM”), a closed-end management investment company (together with the BDCs and KIO, the “Existing Regulated Entities”);

●	FS/KKR Advisor, LLC (“FS/KKR Advisor”), the investment adviser to the BDCs, on behalf of itself and its successors;[3]

●	KKR Credit Advisors (US) LLC (“KKR Credit”), the investment adviser to KIO, on behalf of itself and its successors;

●	FS Multi-Alternative Advisor, LLC (“FSM Advisor”), the investment adviser to FSM, on behalf of itself and its successors;

●	The investment advisory subsidiaries and relying advisers of KKR Credit set forth on Schedule A4 hereto (collectively, with KKR Credit and FS/KKR Advisor, the “Existing KKR Credit Advisers”);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]	For purposes of the requested Order, a “successor” includes an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[4]	All of the Existing KKR Credit Advisers are subsidiaries of KKR Credit, other than KKR Credit Advisors (Ireland) Unlimited Company, which is not a subsidiary for tax reasons and will no longer be a relying adviser due to changes in the requirements for qualifying for umbrella registration, but operates along with the other Existing KKR Credit Advisers that collectively conduct a single advisory business, and as an Applicant acknowledges that it is subject to the Conditions (as defined below) of the Order. Once KKR Credit Advisors (Ireland) Unlimited Company is no longer a relying adviser, it will be a registered investment adviser.

●	KKR Capital Markets Holdings L.P. and its capital markets subsidiaries set forth on Schedule A, each of which is an indirect, wholly- or majority-owned subsidiary of KKR & Co. L.P. (“KKR”) (collectively, the “Existing KCM Companies”). The Existing KCM Companies may, from time to time, hold various financial assets in a principal capacity;

●	KKR Financial Holdings LLC (“KFN”),[5] its wholly-owned subsidiaries set forth on Schedule A, and its wholly-owned subsidiaries that may be formed in the future (collectively, “KFN Subsidiaries”) and other indirect, wholly- or majority-owned subsidiaries of KKR set forth on Schedule A hereto that may, from time to time, hold various financial assets in a principal capacity (in such capacity, “Existing KKR Proprietary Accounts”);

●	Investment funds set forth on Schedule A hereto, each of which is an entity (i) whose investment adviser or sub-adviser is an Existing KKR Credit Adviser and (ii) that either (A) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or (B) relies on the Rule 3a-7 exemption from investment company status; provided that an entity sub-advised by an Existing KKR Credit Adviser is included in this term only if such Existing KKR Credit Adviser serving as sub-adviser controls the Co-Investment Program (as defined below) of the entity (each, together with each such entity’s direct and indirect wholly-owned subsidiaries, an “Existing Affiliated Fund,”[6] and collectively, the “Existing Affiliated Funds” and, together with the Existing Regulated Entities, Existing KKR Credit Advisers, Existing KCM Companies and Existing KKR Proprietary Accounts, the “Applicants”).

The Order would supersede an exemptive order issued by the Commission on June 19, 2017 and amended on April 3, 2018 (the “Prior Order”)7 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

[5]	KFN, a majority-owned subsidiary of KKR, is a specialty finance company that is externally advised by KKR Financial Advisors LLC, which is an Existing KKR Credit Adviser. KFN is a holding company that engages in its specialty finance business through various wholly-owned subsidiaries that rely on one or more exemptions or exceptions from the definition of an investment company. Thus, KFN itself does not come within the definition of an investment company in Section 3(a)(1) of the 1940 Act. KFN was acquired by KKR on April 30, 2014. For purposes of the requested Order, KFN and each KFN Subsidiary is included in the definition of “Existing KKR Proprietary Account.”

[6]	Certain Existing Affiliated Funds are collateralized loan obligation (“CLO”) entities that rely on Rule 3a-7 under the 1940 Act in addition to Section 3(c)(7) thereof. These Existing Affiliated Funds are all advised by an Existing KKR Credit Adviser.

[7]	Corporate Capital Trust, Inc., et. al. (File No. 812-14408), Release No. IC-32683 (June 19, 2017) (order), Release No. IC-32642 (May 22, 2017) (notice).

The relief requested in this application for the Order (the “Application”) would allow one or more Regulated Entities8 and/or one or more Affiliated Investors9 to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”).

For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which a Regulated Entity (or a Blocker Subsidiary, as defined below) participated together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the Order or the Prior Order and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Entity (or a Blocker Subsidiary, as defined below) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Investors without obtaining and relying on the Order.

The term “Adviser” means any KKR Credit Adviser; provided that a KKR Credit Adviser serving as a sub-adviser to a Regulated Entity or an Affiliated Fund is included in this term only if such KKR Credit Adviser controls the Co-Investment Program of the entity.10 The term Adviser does not include FSM Advisor and any other adviser to an Affiliated Fund or a Regulated Entity whose sub-adviser is an Adviser, except that such adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 14 and 15 only. FSM Advisor and any adviser to an Affiliated Fund or a Regulated Entity whose sub-adviser is an Adviser will not source any Potential Co-Investment Transactions under the requested Order.

[8]	“Regulated Entities” means the Existing Regulated Entities and any Future Regulated Entity. “Future Regulated Entity” means a closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC and (b) whose investment adviser or sub-adviser is a KKR Credit Adviser that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). “KKR Credit Adviser” means any Existing KKR Credit Adviser or any investment adviser that (i) is controlled by, or a relying adviser of, KKR Credit, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity.

[9]	“Affiliated Investor” means any Affiliated Fund or any Proprietary Affiliate. “Affiliated Fund” means (a) any Existing Affiliated Fund or (b) any entity (i) whose investment adviser or sub-adviser is a KKR Credit Adviser and (ii) that either (A) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or (B) relies on the Rule 3a-7 exemption from investment company status; provided that an entity sub-advised by a KKR Credit Adviser is included in this term only if such KKR Credit Adviser serving as sub-adviser controls the Co-Investment Program of the entity. “Proprietary Affiliate” means any KCM Company or any KKR Proprietary Account. “KCM Company” means (a) any Existing KCM Company or (b) any entity that (i) is an indirect, wholly- or majority-owned subsidiary of KKR and (ii) is registered or authorized as a broker-dealer or its foreign equivalent. “KKR Proprietary Account” means (a) any Existing KKR Proprietary Account or (b) any entity that (i) is an indirect, wholly- or majority- owned subsidiary of KKR, (ii) is advised by a KKR Credit Adviser and (iii) from time to time, may hold various financial assets in a principal capacity, as described in greater detail herein.

[10]	With respect to FSM, or any other entity where a KKR Credit Adviser is responsible for only a “sleeve” or portion of the entity’s assets, “controls the Co-Investment Program of the entity” refers to only such “sleeve” or portion.

Any of the Regulated Entities may, from time to time, form a special purpose subsidiary (a “Blocker Subsidiary”) (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Entity; (b) that is wholly-owned by the Regulated Entity (with the Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Regulated Entity’s Board11 has the sole authority to make all determinations with respect to the Blocker Subsidiary’s participation under the conditions to this Application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A Blocker Subsidiary would be prohibited from investing in a Co-Investment Transaction with any other Regulated Entity or Affiliated Investor because it would be a company controlled by the Regulated Entity for purposes of Section 57(a)(4) and rule 17d-1. Applicants request that a Blocker Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Blocker Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Blocker Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Blocker Subsidiary. The Regulated Entity’s Board would make all relevant determinations under the conditions with regard to a Blocker Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Blocker Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Blocker Subsidiaries, the Regulated Entity’s Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Blocker Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.12

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

II.          GENERAL DESCRIPTION OF APPLICANTS

A.

The BDCs

Each BDC, except CCT II, was organized under the General Corporation Law of the State of Maryland for the purpose of operating as an externally-managed, non-diversified, BDC. CCT II was organized as a statutory trust under the laws of the State of Delaware for the purpose of operating as an externally-managed, non-diversified, BDC. Each BDC has elected to be treated for tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). The shares of common stock of CCT I and FSIC are listed on the New York Stock Exchange (“NYSE”).

[11]	The term “Board” refers to the board of directors or trustees of any Regulated Entity.

[12]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995) (collectively, “JT No-Action Letters”).

Each BDC’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. Each BDC intends for its portfolio to be comprised primarily of investments in senior secured loans, second lien loans and subordinated loans, which are generally referred to as mezzanine loans, of private, U.S., small and middle market companies. In connection with each BDC’s debt investments, it may receive equity interests such as warrants or options as additional consideration. Each BDC may also purchase minority interests in the form of common or preferred equity in its target companies, either in conjunction with one of its debt investments or through a co-investment with a financial sponsor.

Each of the BDCs’ principal place of business is 201 Rouse Boulevard, Philadelphia, PA 19112.

Each BDC has a Board that is comprised of a majority of Independent Directors.13

B.

KIO

KIO was organized as a statutory trust under the laws of the State of Delaware on March 17, 2011. KIO is a diversified, closed-end management investment company registered under the 1940 Act whose primary investment objective is to seek a high level of current income with a secondary objective of capital appreciation. KIO’s common shares are listed on NYSE. KIO seeks to achieve its investment objectives by employing a dynamic strategy of investing in a targeted portfolio of loans and fixed-income instruments of U.S. and non-U.S. issuers and implementing hedging strategies in order to seek to achieve attractive risk-adjusted returns. KIO’s principal place of business is 555 California Street, 50th Floor, San Francisco, CA 94104.

KIO has a four member Board, of which three members are Independent Directors.

C.

FSM

FSM was organized as a statutory trust under the laws of the State of Delaware on April 9, 2018. FSM is a non-diversified, closed-end management investment company registered under the 1940 Act whose investment objective is to provide attractive total returns by investing in a diversified portfolio of liquid and illiquid alternative investment strategies that generate income and growth. FSM seeks to achieve its investment objectives by using a “multi-manager” approach whereby FSM’s assets are allocated among the FSM Advisor and one or more sub-advisers, including KKR Credit. FSM’s principal place of business is 201 Rouse Boulevard, Philadelphia, PA 19112.

[13]	The term “Independent Directors” refers to the directors or trustees of any Regulated Entity who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

FSM has a five member Board, of which three members are Independent Directors.

D.

FS/KKR Advisor

FS/KKR Advisor serves as the investment adviser to each BDC. FS/KKR Advisor is controlled by KKR Credit. FS/KKR Advisor was formed as a Delaware limited liability company on January 8, 2018 and is registered as an investment adviser with the Commission under the Advisers Act.

E.

FSM Advisor

FSM Advisor serves as the investment adviser to FSM. FSM Advisor is a subsidiary of FS Investments. FSM Advisor was formed as a Delaware limited liability company and is registered as an investment adviser with the Commission under the Advisers Act.

For FSM, KKR Credit, as one of the sub-advisers to FSM, will have the ability to monitor and comply with the Conditions of this Application in respect of FSM’s investments in the Co-Investment Program. However, as FSM Advisor is a Section 17 affiliate of FSM, FSM Advisor has been added as an Applicant in order to be able to rely on the Order.

F.

KKR Entities

Founded in 1976, KKR is a leading global investment firm with offices around the world. It operates an integrated global platform for sourcing and executing investments across multiple industries, asset classes and geographies.

Structured as a holding company, KKR conducts its business through various subsidiaries, which include investment advisers and broker-dealers that are registered or licensed by regulatory authorities in the jurisdictions in which they operate. These business activities include managing and advising a number of investment funds, structured finance vehicles, co-investment vehicles, finance companies, managed accounts and other entities and providing a broad range of capital markets services. KKR also holds various financial assets in a principal capacity.

KKR Credit, a subsidiary of KKR, serves as the investment adviser to KIO and a sub-adviser to FSM. KKR Credit is a Delaware limited liability company that has been continuously registered as an investment adviser with the Commission since 2008. Each Regulated Entity will be advised by KKR Credit or another KKR Credit Adviser that is a registered investment adviser.

A Regulated Entity may engage an investment adviser or a sub-adviser other than a KKR Credit Adviser that is a registered investment adviser. Such investment adviser or sub-adviser will neither identify nor recommend Potential Co-Investment Transactions to the KKR Credit Adviser advising such Regulated Entity and will not be the source of any Potential Co-Investment Transactions under the requested Order. The KKR Credit Adviser to any Regulated Entity will be responsible for monitoring and complying with the conditions of this Order, subject to the oversight of the applicable Board.

For management reporting purposes, KKR organizes its business into four business segments: Private Markets, Public Markets, Capital Markets and Principal Activities.

1.

Private Markets

Through its Private Markets segment, KKR manages and sponsors a group of private equity funds and co-investment vehicles that invest capital for long-term appreciation, either through controlling ownership of a company or strategic minority positions. KKR also manages and sources investments in infrastructure, natural resources and real estate.

2.

Public Markets

Through the Public Markets segment, an Existing KKR Credit Adviser manages KFN, a specialty finance company, as well as a number of investment funds, structured finance vehicles and separately managed accounts that invest capital in (i) leveraged credit strategies, such as leveraged loans and high yield bonds and (ii) alternative credit strategies such as mezzanine investments, special situations investments, direct senior lending and revolving credit. KKR’s Public Markets segment also includes its hedge funds business, which consists of strategic manager partnerships with third party hedge fund managers, in which KKR owns minority stakes. KKR’s strategic manager partners offer a variety of investment strategies including hedge fund of funds, equity hedge funds, credit hedge funds and funds focused on natural catastrophe and weather risks.

3.

Capital Markets

Through its Capital Markets segment, KKR conducts a broad range of capital markets activities, including acting as an underwriter, placement agent, or other form of arranger or provider of debt and equity financing and carrying out other types of capital markets services and broker-dealer activities. These activities are conducted through the KCM Companies, each of which is an indirect, wholly- or majority-owned subsidiary of KKR. The KCM Companies include entities registered or authorized as broker-dealers or their foreign equivalents in various countries in North America, Europe, Asia and Australia. In the United States, KKR conducts its broker-dealer activities through KKR Capital Markets LLC and MCS Capital Markets LLC, which have been registered with the Commission as broker-dealers since 2007 and 2010, respectively, and are members of the Financial Industry Regulatory Authority (FINRA). In addition to providing its capital markets and/or broker-dealer activities, a KCM Company may, from time to time, hold various financial assets in a principal capacity.

4.

Principal Activities

Through its Principal Activities segment, KKR manages its own assets and deploys capital to support and grow its businesses. KKR uses its Principal Activities assets to support its investment management and capital markets businesses. KKR may also use its own capital to seed investments for new funds, to bridge capital selectively for its funds’ investments or finance strategic acquisitions and partnerships.

KKR’s Principal Activities assets also provide the required capital to fund the various commitments of its Capital Markets business when underwriting or syndicating securities, or when providing term loan commitments for transactions involving its portfolio companies and for third parties. KKR’s Principal Activities assets also may be utilized to satisfy regulatory requirements for its Capital Markets business and risk retention requirements for its CLO business.

KKR also makes opportunistic investments through its Principal Activities segment, which include co-investments alongside its Private Markets and Public Markets funds, as well as Principal Activities investments that do not involve its Private Markets or Public Markets funds.

III.         RELIEF FOR PROPOSED CO-INVESTMENTS

A.           Co-Investment in Portfolio Companies by Regulated Entities and Affiliated Investors

1.

Mechanics of the Co-Investment Program

As previously described, FS/KKR Advisor serves as the investment adviser and administrator to the BDCs. Consistent with its fiduciary duties, FS/KKR Advisor is responsible for the overall management of the activities of each of the BDCs. KKR Credit serves as KIO’s investment adviser and is responsible for the overall management of KIO, including its investment portfolios, consistent with its fiduciary duties. KKR Credit also serves as FSM’s sub-adviser and is responsible for the management of a sleeve of FSM’s portfolio, consisting primarily of private middle-market debt and equity investments, as well as traded debt securities.

FSM Advisor serves as FSM’s investment adviser and is responsible for the overall management of FSM, but will not be responsible for FSM’s investments through its Co-Investment Program.

It is anticipated that a KKR Credit Adviser will periodically determine that certain investments recommended for a Regulated Entity by the KKR Credit Adviser would also be appropriate investments for one or more other Regulated Entities and one or more Affiliated Investors. Such a determination may result in a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors co-investing in certain investment opportunities.

Opportunities for Potential Co-Investment Transactions may arise when advisory personnel of a KKR Credit Adviser become aware of investment opportunities that may be appropriate for a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors. FSM Advisor and any adviser to a Regulated Entity or an Affiliated Fund whose sub-adviser is an Adviser will not source any Potential Co-Investment Transactions under the requested Order. Following issuance of the requested Order, in such cases, the Adviser to a Regulated Entity will be notified of such Potential Co-Investment Transactions, and such investment opportunities may result in Co-Investment Transactions. For each such investment opportunity, the Adviser to a Regulated Entity will independently analyze and evaluate the investment opportunity as to its appropriateness for each Regulated Entity for which it serves as investment adviser taking into consideration the Regulated Entity’s Objectives and Strategies14 and any Board-Established Criteria.15 If the Adviser to the Regulated Entity determines that the opportunity is appropriate for one or more Regulated Entities (and the applicable Adviser approves the investment for each Regulated Entity for which it serves as adviser), and one or more other Regulated Entities and/or one or more Affiliated Investors may also participate, the Adviser to a Regulated Entity will present the investment opportunity to the Eligible Directors16 of the Regulated Entity prior to the actual investment by the Regulated Entity. As to any Regulated Entity, a Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors within the meaning of Section 57(o) of such Regulated Entity (“Required Majority”).17

Each Adviser, acting through an investment committee, will carry out its obligation under condition 1 to make a determination as to the appropriateness of the Potential Co-Investment Transaction for any Regulated Entity. In the case of a Potential Co-Investment Transaction, the applicable Adviser would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of condition 2(a). We note that each Adviser, as a registered investment adviser with respect to the Regulated Entities and as a registered investment adviser or a relying adviser with respect to the Affiliated Funds, has developed a robust allocation process as part of its overall compliance policies and procedures. The allocation policy for KKR Credit and all of the Advisers is designed to allocate investment opportunities fairly and equitably among its clients over time. While each client of an Adviser may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each client of the Adviser would participate in investment opportunities fairly and equitably. We note that each Adviser shares the allocation policies and procedures of KKR Credit that take into account the allocation policies and procedures for the Regulated Entities. These procedures are in addition to, and not instead of, the procedures required under the conditions, and will not deprive a Regulated Entity of an opportunity to participate in a Potential Co-Investment Transaction.

[14]	“Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), and the Regulated Entity’s reports to shareholders.

[15]	“Board-Established Criteria” means criteria that the Board of a Regulated Entity may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which each Adviser to the Regulated Entity should be notified under condition 1. The Board-Established Criteria will be consistent with a Regulated Entity’s Objectives and Strategies. If no Board-Established Criteria are in effect, then each Adviser to a Regulated Entity will be notified of all Potential Co-Investment Transactions that fall within the Regulated Entity’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. Each Adviser to a Regulated Entity may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Entity may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

[16]	The term “Eligible Directors” means the directors or trustees who are eligible to vote under section 57(o) of the 1940 Act.

[17]	In the case of a Regulated Entity that is a registered closed-end fund, the directors or trustees that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o).

With respect to any Regulated Entity or Affiliated Fund that has an adviser that is not an Adviser (including FSM Advisor), the adviser and the applicable Adviser to such Regulated Entity or Affiliated Fund have agreed, or, to the extent such Regulated Entity is a Future Regulated Entity, will agree as a condition to relying on the Order, that, with respect to any Potential Co-Investment Transaction that would be within the investment objectives and strategies of such Regulated Entity or Affiliated Fund, the Adviser shall have the primary responsibility for the investment, including making the initial investment recommendation, and day-to-day monitoring of the investment. The Adviser will be responsible for complying with the conditions of the Order that relate to any such Regulated Entity or Affiliated Fund. By handling Potential Co-Investment Transactions for such Regulated Entities or Affiliated Funds in this manner, the Adviser can ensure that it is taking the conditions of the Order into account, as well as taking into account the interests of all of the Regulated Entities that are participating in the co-investment program.

We acknowledge that some of the Affiliated Investors may not be funds advised by an Adviser because they are KKR Proprietary Accounts or KCM Companies. KKR Proprietary Accounts are balance sheet entities advised by an Adviser pursuant to an investment management agreement that hold financial assets in a principal capacity. KCM Companies are regulated broker-dealers that may hold financial assets in a principal capacity. We do not believe the participation of these Proprietary Affiliates in Co-Investment Transactions should raise issues under the conditions of this Application because KKR’s and an Adviser’s allocation policies and procedures provide that investment opportunities are offered to client accounts before they are offered to Proprietary Affiliates, even if the Proprietary Affiliates are the first to learn of an investment opportunity. We do not believe that the participation of Proprietary Affiliates in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Investors that are clients.

In accordance with each Adviser’s allocation policies and procedures, which are consistent with a registered investment adviser’s duties under the Advisers Act, Potential Co-Investment Transactions will be offered to, and allocated among, Adviser-advised funds, including the Regulated Entities, based on each client’s particular Objectives and Strategies and Board-Established Criteria and in accordance with the conditions. If the aggregate amount recommended by an Adviser to be invested by Adviser-advised funds, including the Regulated Entities, in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, a Proprietary Affiliate would not participate in the investment opportunity. If the aggregate amount recommended by an Adviser to be invested by Adviser-advised funds, including the Regulated Entities, in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, a Proprietary Affiliate would then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity. We note that a KCM Company may seek to privately place such an investment opportunity to one or more unaffiliated third-parties before a Proprietary Affiliate invests in the investment opportunity in a principal capacity. The Advisers have implemented a robust allocation process to ensure that each Regulated Entity is treated fairly in respect of the allocation of Potential Co-Investment Transactions. The initial amount proposed by an Adviser to be allocated to each applicable Regulated Entity is documented in a written allocation statement. If the amount proposed to be allocated to a Regulated Entity changes from the time the final written (on paper or electronically) allocation statement is prepared and the date of settlement of the transaction, the updated allocation statement will also be recorded (on paper or electronically) and reviewed by a member of the Regulated Entity’s compliance team. Each Regulated Entity’s Board will be provided with all relevant information regarding the Adviser’s proposed allocations to such Regulated Entity and Affiliated Investors, including Proprietary Affiliates, as contemplated by the conditions hereof. With respect to Affiliated Investors that are relying on the Order, each Adviser is subject to the same robust allocation process. As a result, all Potential Co-Investment Transactions that are presented to an Adviser would also be presented to every other Adviser which, as required by condition 1, would make an independent determination of the appropriateness of the investment for the Regulated Entities. This is true because KKR Credit’s business is operated as a single integrated business platform and the various investment committees responsible for liquid credit, originated credit, special situations and any other credit strategies report to the same management team. In addition, written records of the decisions of the investment committee are maintained by KKR Credit. Therefore, we believe these allocation policies and procedures will ensure the Applicants’ ability to comply with the conditions with respect to Affiliated Investors.

To allow for an independent review of co-investment activities, the Board of each Regulated Entity will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with such Regulated Entity’s then current Objectives and Strategies and Board-Established Criteria, but (2) were not made available to such Regulated Entity. This record will include an explanation of why such investment opportunities were not offered to the Regulated Entity. Each Adviser’s allocation process is capable of tracking all of the information required by condition 4, which will be presented to the applicable Regulated Entity’s Board on a regular basis.

2.

Delayed Settlement

All Regulated Entities and Affiliated Investors participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for a Regulated Entity, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Entity is not yet fully funded because, when the Affiliated Fund or Regulated Entity desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Entity does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Entities is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Entity participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Entities. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Entities and the Affiliated Funds will be independent from each other, and a Regulated Entity would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Entity did not settle as expected.

3.

Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time, the Regulated Entities and Affiliated Investors may have opportunities to make Follow-On Investments18 in an issuer in which a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Entities and Affiliated Investors and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Entities and Affiliated Funds (and potentially Proprietary Affiliates) holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Entities and Affiliated Funds (and potentially Proprietary Affiliates) have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 9. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Entities and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 10. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

a.	Standard Review Follow-Ons

A Regulated Entity may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 9(c) or, where certain additional requirements are met, without Board approval under Condition 9(b).

[18]	“Follow-On Investment” means any additional investment in an existing portfolio company, the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

A Regulated Entity may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Regulated Entity and each Affiliated Investor is proportionate to its outstanding investments in the issuer or security, as appropriate,19 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Entity, a majority of the Board has approved the Regulated Entity’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Entity. The Regulated Entity’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Entity’s Eligible Directors in accordance with Condition 9(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Entity participates together with one or more Affiliated Investors and/or one or more other Regulated Entities (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 11.

b.	Enhanced Review Follow-Ons

One or more Regulated Entities and one or more Affiliated Investors holding Pre-Boarding Investments20 may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Entities and Affiliated Investors may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 10. These enhanced review requirements constitute an “onboarding process” whereby Regulated Entities and Affiliated Investors may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Entities and Affiliated Investors need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 9 under the standard review process.

[19]	See note 34, below.

[20]	“Pre-Boarding Investments” are investments in an issuer held by a Regulated Entity as well as one or more Affiliated Funds, one or more Proprietary Affiliates and/or one or more other Regulated Entities that: (i) were acquired prior to participating in any Co-Investment Transaction; (ii) were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and (iii) were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y) in transactions occurring at least 90 days apart and without coordination between the Regulated Entity and any Affiliated Fund or other Regulated Entity.

4.	Dispositions

The Regulated Entities and Affiliated Investors may be presented from time to time with opportunities to sell, exchange or otherwise dispose of securities in transactions that could be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions21 will be made in a manner that, over time, is fair and equitable to all of the Regulated Entities and Affiliated Investors and in accordance with procedures set forth in the proposed Conditions to the Order, as discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Entities and Affiliated Funds (and potentially Proprietary Affiliates) holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 7; and (ii) if the Regulated Entities and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.3.b. above and governed by Condition 8.

a.	Standard Review Dispositions

A Regulated Entity may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 7(c) or, where certain additional requirements are met, without Board approval under Condition 7(c).

A Regulated Entity may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 7(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Regulated Entity and each Affiliated Investor is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;22 and (ii) in the case of a Regulated Entity, a majority of the Board has approved the Regulated Entity’s participation in pro rata Dispositions as being in the best interests of the Regulated Entity. The Regulated Entity’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Entity’s Eligible Directors.

[21]	“Dispositions” means the sale, exchange or other disposition of an interest in a security of an issuer.

[22]	See note 32, below.

In the case of a Tradable Security,23 approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;24 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Entities and Affiliated Investors is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 11.

b.	Enhanced Review Dispositions

One or more Regulated Entities and/or one or more Affiliated Investors that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Entities and Affiliated Investors may rely on the Order to make such Disposition subject to the requirements of Condition 8. As discussed above, with respect to investment in a given issuer, the participating Regulated Entities and Affiliated Investors need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.25 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 7 or 9 under the standard review process.

[23]	“Tradable Security” means a security that meets the following criteria at the time of Disposition: (i) it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act; (ii) it is not subject to restrictive agreements with the issuer or other security holders; and (iii) it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Entities holding investments in the issuer and retained for the life of the Regulated Entity) to allow each Regulated Entity to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the 1940 Act) at which the Regulated Entity has valued the investment.

[24]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Entities that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

[25]	However, with respect to an issuer, if a Regulated Entity’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Entity does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Entity may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

5.

Reasons for Co-Investing

It is expected that co-investment in portfolio companies by a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity. FS/KKR Advisor, KKR Credit and the Boards of each Existing Regulated Entity believe that the Existing Regulated Entities and their shareholders have in fact benefited from the ability to participate in Co-Investment Transactions, in reliance on the Prior Order, by being able to participate in a larger number and greater variety of transactions. As a result of its ability to participate in Co-Investment Transactions, each Existing Regulated Entity has been able to have greater bargaining power and more control over the investment when participating in an investment opportunity and had less need to bring in other external investors or structure investments to satisfy the different needs of external investors.  Each Existing Regulated Entity has also been able to obtain better pricing on its investments by co-investing in investments originated by KKR compared to other opportunities, including secondary market transactions.  In addition, by participating in transactions originated by KKR, each BDC has been able to take the greatest advantages of KKR’s rigorous due diligence process, honed from decades of private equity control transactions, which KKR applies to all of its investments.  Each Existing Regulated Entity believes that having KKR’s processes in place with respect to originated investments helps them protect the downside risk for credit investments. The Advisers and the Board of each Regulated Entity believe that it will be advantageous for a Regulated Entity to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors and that such investments would be consistent with the Regulated Entity’s Objectives and Strategies and Board-Established Criteria.

The Co-Investment Program will be effected for a Regulated Entity only if it is approved by the Required Majority of such Regulated Entity on the basis that it would be advantageous for such Regulated Entity to have the additional capital from other Regulated Entities and/or the Affiliated Investors available to meet the funding requirements of attractive investments in portfolio companies. A BDC or closed-end fund that makes investments of the type contemplated by a Regulated Entity typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as Regulated Entities that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, such a Regulated Entity might not be able to commit to the entire amount of financing sought by an issuer. In such cases, the issuer is likely to reject an offer of funding from the Regulated Entity due to the Regulated Entity’s inability to commit the full amount of financing required.

In view of the foregoing, in cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable a Regulated Entity to participate in larger financing commitments, which would, in turn, be expected to increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entity. Indeed, a Regulated Entity’s inability to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Regulated Entity and, in turn, adversely affect the Regulated Entity’s shareholders. For example, a Regulated Entity may lose some investment opportunities if the Advisers cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Advisers due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which each Regulated Entity’s individual or aggregate investment limits require the Advisers to arrange a syndicated financing with unaffiliated entities, a Regulated Entity will likely be required to forego fewer suitable investment opportunities. With the assets of other Regulated Entities and the Affiliated Investors available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Entity.

Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Regulated Entity and allow the Regulated Entity to be more selective in choosing its investments so that the Regulated Entity can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Regulated Entity and its portfolio companies, all of which should create enhanced value for the Regulated Entity and its shareholders.

The Advisers and the Board of each Regulated Entity also believe that co-investment by a Regulated Entity, one or more other Regulated Entities and/or the Affiliated Investors will afford the Regulated Entity the ability to achieve greater diversification and, together with the other Regulated Entities and the Affiliated Investors, the opportunity to exercise greater influence on the portfolio companies in which the Regulated Entities and the Affiliated Investors co-invest.

B.

Applicable Law

1.

Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).26 Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In considering whether to grant an application under Rule 17d-1, the Commission will consider whether the participation by the BDC (or controlled company) in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.

Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The 1940 Act also provides that there shall be a presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

[26]	See Section 57(i) of the 1940 Act.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

C.

Need For Relief

Co-Investment Transactions would be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors and the other Regulated Entities fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis each Regulated Entity. Each Regulated Entity may be deemed to be affiliated persons of each other Regulated Entity within the meaning of Section 2(a)(3) if it is deemed to be under common control because a KKR Credit Adviser is or will be either the investment adviser or sub-adviser to each Regulated Entity. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively, including the sub-adviser. Thus, a KKR Credit Adviser and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by Sections 17(d) and 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because all of the KKR Credit Advisers are “affiliated persons” of each other, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program. Finally, because Proprietary Affiliates are under common control with each KKR Credit Adviser and, therefore, are “affiliated persons” of each KKR Credit Adviser, Proprietary Affiliates could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

D.

Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission pursuant to Sections 17(d) and 57(i) and Rule 17d-1, to permit a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors to participate in the Co-Investment Program.

E.

Precedents

The Commission has granted co-investment relief on numerous occasions in recent years including, in the case of the Prior Order, precedents involving a sub-adviser.27 Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

[27]	See, e.g., TCG BDC, Inc., et al. (File No. 812-14798), Release No. IC-32969 (January 17, 2018) (order), Release No. IC-32945 (December 20, 2017) (notice); Ares Capital Corporation, et al. (File No. 812-13603), Release No. IC-32399 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice); Barings Corporate Investors, et al. (File No. 812-14689), Release No. IC-32864 (October 19, 2017) (order), Release No. IC-32822 (September 20, 2017) (notice); Apollo Investment Corporation, et al. (File No. 812-13754), Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); Monroe Capital Corporation, et al. (File No. 812-14028), Release No. IC-31286 (October 15, 2014) (order), Release No. IC-31253 (September 19, 2014) (notice).

F.

Applicants’ Legal Arguments

Rule 17d-1 was promulgated for registered closed-end funds by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a registered closed-end fund or a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain Dispositions or Follow-On Investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that a Regulated Entity will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisers would not be able to favor the Affiliated Investors over a Regulated Entity through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for a Regulated Entity will also be an attractive investment opportunity for the Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Regulated Entity or the Affiliated Investors as opportunities arise. For each Potential Co-Investment Transaction, a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will be offered the opportunity to participate in the Potential Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by the KKR Credit Adviser to be invested by the Regulated Entities and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the ratio of each Regulated Entity’s Available Capital28 for investment in the asset class being allocated and the Affiliated Investors’ Available Capital for investment in the asset class being allocated to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors and do not involve overreaching by any person concerned, including a KKR Credit Adviser. Applicants submit that each Regulated Entity’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

[28]	“Available Capital” means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor (excluding KKR Proprietary Accounts), the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

If an Adviser or its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and any Affiliated Investor (collectively, the “Holders”) own in the aggregate more than 25 per cent of the outstanding voting shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the 1940 Act or applicable state law affecting the Board’s composition, size or manner of election.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

G.

Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.

Each time a KKR Credit Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Entity that falls within a Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria, the Adviser to a Regulated Entity will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.29

2.

a.

If the Adviser to a Regulated Entity deems participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Adviser will then determine an appropriate level of investment for such Regulated Entity.

b.

If the aggregate amount recommended by the Adviser (to a Regulated Entity to be invested by the Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Regulated Entities and such Affiliated Investors, pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser to a Regulated Entity will provide the Eligible Directors of a Regulated Entity with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

c.

After making the determinations required in conditions 1 and 2(a) above, the Adviser to the Regulated Entity will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Investor, to the Eligible Directors for their consideration. A Regulated Entity will co-invest with one or more other Regulated Entities and/or an Affiliated Investor only if, prior to the Regulated Entities’ and the Affiliated Investors’ participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)

the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii)

the Potential Co-Investment Transaction is consistent with:

(A).

the interests of the Regulated Entity’s shareholders; and

(B).

the Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria;

[29]	FSM Advisor and any adviser to an Affiliated Fund or a Regulated Entity whose sub-adviser is an Adviser will not source any Potential Co-Investment Transactions under the requested Order.

(iii)         the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A).         the settlement date for another Regulated Entity or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Entity by no more than ten business days or earlier than the settlement date for the Regulated Entity by no more than ten business days, in either case, so long as: (x) the date on which the commitments of the Affiliated Funds and Regulated Entities are made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Entity participating in the transaction will occur within ten business days of each other; or

(B).          any other Regulated Entity or Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser to the Regulated Entity agrees to, and does, provide periodic reports to the Regulated Entity’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Entity or any Affiliated Investor or any affiliated person of any other Regulated Entity or an Affiliated Investor receives in connection with the right of one or more Regulated Entities or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Entity in accordance with the amount of each party’s investment; and

(iv)         the proposed investment by the Regulated Entity will not benefit the Advisers, any other Regulated Entity, or the Affiliated Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.             A Regulated Entity will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.             The Adviser to the Regulated Entity will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investments made by any of the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.            Except for Follow-On Investments made in accordance with condition 9 and 10,30 a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity or an Affiliated Investor or any affiliated person of another Regulated Entity or an Affiliated Investor is an existing investor.

6.            A Regulated Entity will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, the date on which the commitment is entered and registration rights will be the same for each participating Regulated Entity and Affiliated Investor and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Entity or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity itself, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Condition 2(c)(iii)(b) are met.

7.            a.           If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the applicable Adviser(s)31 will:

(i)            notify each Regulated Entity of the proposed Disposition at the earliest practical time; and

(ii)           formulate a recommendation as to participation by the Regulated Entity in the Disposition.

b.            Each Regulated Entity will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

[30]	This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

[31]	For purposes of the requested Order, any KCM Company that is not advised by an Adviser is itself deemed to be an Adviser for purposes of this Condition 7(a) and Conditions 8(a), 9(a) and 10(a).

c.            A Regulated Entity may participate in such Disposition without obtaining prior approval of the Required Majority if:

(i)            (A) the proposed participation of each Regulated Entity and each Affiliated Investor in such Disposition is proportionate to its outstanding investments in the issuer immediately preceding the Disposition;32 (B) the Regulated Entity’s Board has approved as being in the best interests of the Regulated Entity the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in this Application); and (C) the Regulated Entity’s Board is provided on a quarterly basis with a list of all Dispositions made in accordance with this condition; or

(ii)           each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Entities and Affiliated Investors is price.

d.            In all other cases, the Adviser to the Regulated Entity will provide their written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

e.            Each Regulated Entity and each Affiliated Investor will bear its own expenses in connection with the Disposition.

8.            a.            If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Entities and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)            the Adviser to such Regulated Entity or Affiliated Investor will notify each Regulated Entity that holds an investment in the issuer of the proposed disposition at the earliest practical time;

(ii)           the Adviser to each Regulated Entity that holds an investment in the issuer, will formulate a recommendation as to participation by such Regulated Entity in the disposition; and

(iii)          the Advisers will provide to the Board of each Regulated Entity that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Entities and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this condition.

[32]	In the case of any Disposition, proportionality will be measured by each participating Regulated Entity’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Disposition.

b.            The Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such disposition, solely to the extent that a Required Majority determines that:

(i)            the disposition complies with Condition 2(c)(i), (ii), (iii)(A) and (iv); and

(ii)           the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

c.            The Disposition may only be completed in reliance on the Order if:

(i)            Each Regulated Entity has the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity;

(ii)           All of the Affiliated Investors’ and Regulated Entities’ investments in the issuer are Pre-Boarding Investments;

(iii)          Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)          All Regulated Entities and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Entities and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (i) any Regulated Entity’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is Immaterial33 in amount, including Immaterial relative to the size of the issuer; and (ii) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)           The Affiliated Investors, the other Regulated Entities and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the 1940 Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the 1940 Act).

[33]	In determining whether a holding is “Immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

9.            a.           If any Regulated Entity or Affiliated Investor desires to make a Follow-On Investment in a portfolio company whose securities were acquired by the Regulated Entity and the Affiliated Investor in a Co-Investment Transaction, the applicable Adviser(s) will:

(i)             notify the Regulated Entity of the proposed transaction at the earliest practical time; and

(ii)           formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Regulated Entity.

b.            A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)            (A) the proposed participation of each Regulated Entity and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,34 immediately preceding the Follow-On Investment and (B) the Regulated Entity’s Board has approved as being in the best interests of such Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)            it is a Non-Negotiated Follow-On Investment.

c.            In all other cases, the Adviser to the Regulated Entity will provide their written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that the Required Majority determines that it is in such Regulated Entity’s best interests.  If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

d.            If, with respect to any Follow-On Investment:

(i)            the amount of a Follow-On Investment is not based on the Regulated Entities’ and the Affiliated Investors’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)           the aggregate amount recommended by the Adviser to a Regulated Entity to be invested by the Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Entities and the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

[34]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Entities and Affiliated Investors, proportionality will be measured by each participating Regulated Entity’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Entities or Affiliated Investors, proportionality will be measured by each participating Regulated Entity’s and Affiliated Investor’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

e.           The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

10.          a.            If any Regulated Entity or Affiliated Investor desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Entities and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)            the Adviser to each such Regulated Entity or Affiliated Investor will notify each Regulated Entity that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)           the Adviser to each Regulated Entity that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Entity; and

(iii)          the Advisers will provide to the Board of each Regulated Entity that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Entities and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this condition.

b.            The Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Entity determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

c.            The Follow-On Investment may only be completed in reliance on the Order if:

(i)            all of the Affiliated Investors’ and Regulated Entities’ investments in the issuer are Pre-Boarding Investments; and

(ii)           independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)          all Regulated Entities and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Entities and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (i) any Regulated Entity’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is Immaterial in amount, including Immaterial relative to the size of the issuer; and (ii) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)          the Affiliated Investors, the other Regulated Entities and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the 1940 Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the 1940 Act); and

d.            If, with respect to any such Follow-On Investment:

(i)            the amount of the opportunity proposed to be made available to any Regulated Entity is not based on the Regulated Entities’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)           the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Entities and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

e.           The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

11.

The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually (a) the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions and (b) the continued appropriateness of any Board-Established Criteria.

12.

Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

13.

No Independent Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

14.

The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the applicable Adviser(s) under their respective advisory agreements with the Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

15.

Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable)35 received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Investors on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Investors based on the amount they invest in the Co-Investment Transaction. None of the other Regulated Entities, Affiliated Investors, the applicable Adviser(s) nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Regulated Entities’ and the Affiliated Investors’ investment advisory agreements).

16.

The Proprietary Affiliates will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Regulated Entities and the other Affiliated Investors is less than the total investment opportunity.

17.

The Advisers to the Regulated Entities and Affiliated Investors will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of the Advisers to each Regulated Entity will be notified of all Potential Co-Investment Transactions that fall within such Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

[35]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

18.

If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Entity, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

IV.

PROCEDURAL MATTERS

A.

Communications

Please address all communications concerning this Application and the Notice and Order to:

Nicole Macarchuk, Esq. Philip Davidson, Esq. KKR Credit Advisors (US) LLC 555 California Street, 50th Floor San Francisco, CA 94104 Telephone: (415) 315-3620

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Kenneth E. Young, Esq. William J. Bielefeld, Esq. Dechert LLP Cira Centre, 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988

B.

Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by CCT I’s Board pursuant to resolutions duly adopted by CCT I’s Board on August 6, 2018 (attached hereto as Exhibit A).

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by CCT II’s Board pursuant to resolutions duly adopted by CCT II’s Board by written consent on August 23, 2018 (attached hereto as Exhibit B).

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by FSIC’s Board pursuant to resolutions duly adopted by FSIC’s Board on August 17, 2018 (attached hereto as Exhibit C).

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by FSIC II’s Board pursuant to resolutions duly adopted by FSIC II’s Board on August 17, 2018 (attached hereto as Exhibit D).

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by FSIC III’s Board pursuant to resolutions duly adopted by FSIC III’s Board on August 17, 2018 (attached hereto as Exhibit E).

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by FSIC IV’s Board pursuant to resolutions duly adopted by FSIC IV’s Board on August 17, 2018 (attached hereto as Exhibit F).

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by KIO’s Board pursuant to resolutions duly adopted by KIO’s Board by written consent on September 11, 2018 (attached hereto as Exhibit G).

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by FSM’s Board pursuant to resolutions duly adopted by FSM’s Board by written consent on August 21, 2018 (attached hereto as Exhibit H).

In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants (other than the BDCs, KIO and FSM), being duly sworn, deposes and says that he or she has duly executed the attached Application for and on behalf of such Applicants; that he or she is authorized to execute the Application pursuant to the terms of such Applicant’s operating agreement, management agreement or otherwise, and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 13th day of September, 2018.

CORPORATE CAPITAL TRUST, INC.

By:	/s/ Philip Davidson
Name:	Philip Davidson
Title:	General Counsel and Secretary

CORPORATE CAPITAL TRUST II
FS INVESTMENT CORPORATION
FS INVESTMENT CORPORATION II
FS INVESTMENT CORPORATION III
FS INVESTMENT CORPORATION IV

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel

FS/KKR ADVISOR, LLC

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

FS MULTI-ALTERNATIVE INCOME FUND

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

FS MULTI-ALTERNATIVE ADVISOR, LLC

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel

KKR Credit ADVISORS (US) LLC
KKR ASSET MANAGEMENT LTD.
KKR CS ADVISORS I LLC
KKR FI ADVISORS LLC
KKR FI ADVISORS CAYMAN LTD.
KKR FINANCIAL ADVISORS LLC
KKR FINANCIAL ADVISORS II LLC
KKR MEZZANINE I ADVISORS LLC
KAM Advisors LLC
KKR DEBT INVESTORS II (2006) IRELAND LP
KKR DI 2006 LP
8 CAPITAL PARTNERS L.P.
KKR FINANCIAL CLO 2007-1, LTD.
KKR Financial CLO 2012-1, LTD.
KKR Financial CLO 2013-1, LTD.
KKR Financial CLO 2013-2, LTD.
KKR Financial CLO Holdings, LLC
KKR CLO 9 LTD.
KKR CLO 10 LTD.
KKR FINANCIAL HOLDINGS, INC.
KKR FINANCIAL HOLDINGS, LTD.
KKR FINANCIAL HOLDINGS LLC
KKR FINANCIAL HOLDINGS II, LLC
KKR FINANCIAL HOLDINGS III, LLC
KKR FINANCIAL HOLDINGS IV, LLC
KKR CORPORATE CREDIT PARTNERS L.P.
KKR MEZZANINE PARTNERS I L.P.
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.
KKR TRS HOLDINGS, LTD.
KKR-KEATS CAPITAL PARTNERS L.P.
KKR-MILTON CAPITAL PARTNERS L.P.
KKR Lending Partners L.P.
KKR Lending Partners II L.P.
KKR-VRS Credit Partners L.P.
KKR Special Situations (Domestic) Fund L.P.
KKR Special Situations (Offshore) Fund L.P.
KKR Special Situations (Domestic) Fund II L.P.
KKR Special Situations (EEA) Fund II L.P.
KKR Strategic Capital Institutional Fund, LTD.
KKR Strategic Capital Overseas Fund Ltd.
KKR-CDP Partners L.P.
KKR-PBPR Capital Partners L.P.
KKR Credit Select (Domestic) Fund L.P.
KKR CREDIT ADVISORS (HONG KONG) LIMITED
KKR STRATEGIC CAPITAL MANAGEMENT LLC
KAM FUND ADVISORS LLC

KKR CREDIT FUND ADVISORS LLC
KKR ALTERNATIVE CREDIT LLC
KKR ALTERNATIVE CREDIT L.P.
KKR ALTERNATIVE CREDIT LIMITED
KKR FINANCIAL HOLDINGS II, LTD.
KKR FINANCIAL HOLDINGS III, LTD.
KKR EUROPEAN SPECIAL OPPORTUNITIES LIMITED
KKR CLO 11 LTD.
KKR CLO 12 LTD.
KKR CLO 13 LTD.
KKR CLO 14 LTD.
KKR CLO 15 LTD.
KKR CLO 16 LTD.
KKR CLO 17 LTD.
KKR CLO 18 LTD.
KKR-MILTON CAPITAL PARTNERS II L.P.
KKR PIP INVESTMENTS L.P.
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P.
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P.
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P.
KKR TACTICAL VALUE SPN L.P.
KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P.
KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P.
KKR LENDING PARTNERS EUROPE (USD) L.P.
KKR LENDING PARTNERS EUROPE (EURO) L.P.
KKR EUROPEAN RECOVERY PARTNERS L.P.
KKR REVOLVING CREDIT PARTNERS L.P.
TACTICAL VALUE SPN – APEX CREDIT L.P.
TACTICAL VALUE SPN-GLOBAL DIRECT LENDING L.P.
KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P.
TACTICAL VALUE SPN-GLOBAL CREDIT OPPORTUNITIES L.P.
CDPQ AMERICAN FIXED INCOME III, L.P.
KKR LENDING PARTNERS III L.P.
LP III WAREHOUSE LLC
KKR TFO PARTNERS L.P.

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

KKR Capital Markets Holdings L.P.
KKR Capital Markets LLC
KKR Corporate Lending LLC
KKR Corporate Lending (UK) LLC
Merchant Capital Solutions LLC
MCS Capital Markets LLC
MCS Corporate Lending llc

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Authorized Signatory

KKR CAPITAL MARKETS LIMITED
kkr corporate lending (cayman) limited

By:	/s/ John Empson
Name:	John Empson
Title:	Director

KKR CAPITAL MARKETS ASIA LIMITED

By:	/s/ Diane Raposio
Name:	Diane Raposio
Title:	Director

KKR Credit advisors (ireland)
KKR EUROPEAN FLOATING RATE LOAN FUND
ABSALON CREDIT FUND LIMITED
GARDAR LOAN FUND
KKR EUROPEAN CREDIT OPPORTUNITIES FUND II

By:	/s/ Michael Gilleran
Name:	Michael Gilleran
Title:	Authorized Signatory

KKR INCOME OPPORTUNITIES FUND

By:	/s/ Nicole Macarchuk
Name:	Nicole Macarchuk
Title:	Secretary and Vice President

KKR ASSET Management partners lLp

By:	/s/ Dan Pietrzak
Name:	Dan Pietrzak
Title:	Authorized Signatory

AVOCA CLO X DESIGNATED ACTIVITY COMPANY
AVOCA CLO XI DESIGNATED ACTIVITY COMPANY

By:	/s/ John Craddock

Name:	John Craddock

Title:	Director

AVOCA CLO XII DESIGNATED ACTIVITY COMPANY
AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY

By:	/s/ Kevin Butler

Name:	Kevin Butler

Title:	Director

AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY
AVOCA CLO XV DESIGNATED ACTIVITY COMPANY
AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY
AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY

By:	/s/ Sam Sengupta

Name:	Sam Sengupta

Title:	Director

AVOCA CREDIT OPPORTUNITIES PLC

By:	/s/ Carmel Naughton

Name:	Carmel Naughton

Title:	Director

PRISMA SPECTRUM FUND LP POLAR BEAR FUND LP

By:	/s/ Ken Eagle

Name:	Ken Eagle

Title:	Authorized Signatory

PRISMA Apex Tactical Fund ICAV

By:	/s/ Matthew Edge

Name:	Matthew Edge

Title:	Authorized Signatory

KKR PRINCIPAL OPPORTUNITIES PARTNERSHIP L.P. CPS MANAGERS MASTER FUND L.P. KKR SPN CREDIT INVESTORS L.P. KKR SPN INVESTMENTS L.P.

By:	/s/ William J. Janetschek

Name:	William J. Janetschek

Title:	Authorized Signatory

PRISMA Apex Tactical Fund L.P. Rendall Street Fund Limited

By:	/s/ John Brennan

Name:	John Brennan

Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Corporate Capital Trust, Inc., that he is the General Counsel and Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CORPORATE CAPITAL TRUST, INC.

By:	/s/ Philip Davidson

Name:	Philip Davidson

Title:	General Counsel and Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Corporate Capital Trust II, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Investment Corporation IV, that he is the General Counsel of each such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CORPORATE CAPITAL TRUST II FS INVESTMENT CORPORATION FS INVESTMENT CORPORATION II FS INVESTMENT CORPORATION III FS INVESTMENT CORPORATION IV

By:	/s/ Stephen Sypherd

Name:	Stephen Sypherd

Title:	General Counsel

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Multi-Alternative Income Fund, that he is the General Counsel and Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS MULTI-ALTERNATIVE INCOME FUND

By:	/s/ Stephen Sypherd

Name:	Stephen Sypherd

Title:	General Counsel and Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS/KKR Advisor, LLC, that he is the General Counsel and Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS/KKR ADVISOR, LLC

By:	/s/ Stephen Sypherd

Name:	Stephen Sypherd

Title:	General Counsel and Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Multi-Alternative Advisor, LLC, that he is the General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS Multi-Alternative ADVISOR, LLC

By:	/s/ Stephen Sypherd

Name:	Stephen Sypherd

Title:	General Counsel

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of KKR Income Opportunities Fund, that she is the Secretary and Vice President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

KKR INCOME OPPORTUNITIES FUND

By:	/s/ Nicole Macarchuk
Name:	Nicole Macarchuk
Title:	Secretary and Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Credit Advisors (US) LLC, KKR Asset Management LTD., KKR CS Advisors I LLC, KKR FI Advisors LLC, KKR FI Advisors Cayman LTD., KKR Financial Advisors LLC, KKR Financial Advisors II LLC, KKR Mezzanine I Advisors LLC, KAM Advisors LLC, KKR Debt Investors II (2006) Ireland LP, KKR DI 2006 LP, 8 Capital Partners L.P., KKR Financial CLO 2007-1, LTD., KKR Financial CLO 2012-1, LTD., KKR Financial CLO 2013-1, LTD., KKR Financial CLO 2013-2, LTD., KKR Financial CLO Holdings, LLC, KKR CLO 9 LTD., KKR CLO 10 LTD., KKR Financial Holdings, Inc., KKR Financial Holdings, LTD., KKR Financial Holdings LLC, KKR Financial Holdings II, LLC, KKR Financial Holdings III, LLC, KKR Financial Holdings IV, LLC, KKR Corporate Credit Partners L.P., KKR Mezzanine Partners I L.P., KKR Mezzanine Partners I Side-By-Side L.P., KKR TRS Holdings, LTD., KKR- Keats Capital Partners L.P., KKR-Milton Capital Partners L.P., KKR Lending Partners L.P., KKR Lending Partners II L.P., KKR-VRS Credit Partners L.P., KKR Special Situations (Domestic) Fund L.P., KKR Special Situations (Offshore) Fund L.P., KKR Special Situations (Domestic) Fund II L.P., KKR Special Situations (EEA) Fund II L.P., KKR Strategic Capital Institutional Fund, Ltd., KKR Strategic Capital Overseas Fund Ltd., KKR-CDP Partners L.P., KKR-PBPR Capital Partners L.P., KKR Credit Select (Domestic) Fund L.P., KKR Credit Advisors (Hong Kong) Limited, KKR Strategic Capital Management LLC KAM Fund Advisors LLC, KKR Credit Fund Advisors LLC, KKR Alternative Credit LLC, KKR Alternative Credit L.P., KKR Alternative Credit Limited, KKR Financial Holdings II, Ltd., KKR Financial Holdings III, Ltd., KKR European Special Opportunities Limited, KKR CLO 11 Ltd., KKR CLO 12 Ltd., KKR CLO 13 Ltd., KKR CLO 14 Ltd., KKR CLO 15 Ltd., KKR CLO 16 Ltd., KKR CLO 17 Ltd., KKR CLO 18 Ltd., KKR-Milton Capital Partners II L.P., KKR PIP Investments L.P., KKR Private Credit Opportunities Partners II L.P., KKR Private Credit Opportunities Partners II (EEA) L.P., KKR Private Credit Opportunities Partners II (EEA) Euro L.P., KKR Tactical Value SPN L.P., KKR Lending Partners Europe (GBP) Unlevered L.P., KKR Lending Partners Europe (Euro) Unlevered L.P., KKR Lending Partners Europe (USD) L.P., KKR Lending Partners Europe (Euro) L.P., KKR European Recovery Partners L.P., KKR Revolving Credit Partners L.P., Tactical Value SPN – Apex Credit L.P., Tactical Value SPN-Global Direct Lending L.P., KKR Global Credit Opportunities Master Fund L.P., Tactical Value SPN-Global Credit Opportunities L.P., CDPQ American Fixed Income III, L.P., KKR Lending Partners III L.P., LP III Warehouse LLC and KKR TFO Partners L.P., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Credit ADVISORS (US) LLC KKR ASSET MANAGEMENT LTD. KKR CS ADVISORS I LLC KKR FI ADVISORS LLC KKR FI ADVISORS CAYMAN LTD. KKR FINANCIAL ADVISORS LLC KKR FINANCIAL ADVISORS II LLC

KKR MEZZANINE I ADVISORS LLC

Kam advisors llc

KKR DEBT INVESTORS II (2006) IRELAND LP

KKR DI 2006 LP

8 CAPITAL PARTNERS L.P.

KKR FINANCIAL CLO 2007-1, LTD.

KKR Financial CLO 2012-1, LTD.

KKR Financial CLO 2013-1, LTD.

KKR Financial CLO 2013-2, LTD.

KKR Financial CLO Holdings, LLC

KKR CLO 9 LTD.

KKR CLO 10 LTD.

KKR FINANCIAL HOLDINGS, INC.

KKR FINANCIAL HOLDINGS, LTD.

KKR FINANCIAL HOLDINGS LLC

KKR FINANCIAL HOLDINGS II, LLC

KKR FINANCIAL HOLDINGS III, LLC

KKR FINANCIAL HOLDINGS IV, LLC

KKR CORPORATE CREDIT PARTNERS L.P.

KKR MEZZANINE PARTNERS I L.P.

KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.

KKR TRS HOLDINGS, LTD.

KKR-KEATS CAPITAL PARTNERS L.P.

KKR-MILTON CAPITAL PARTNERS L.P.

KKR Lending Partners L.P.

KKR Lending Partners II L.P.

KKR-VRS Credit Partners L.P.

KKR Special Situations (Domestic) Fund L.P.

KKR Special Situations (Offshore) Fund L.P.

KKR Special Situations (Domestic) Fund II L.P.

KKR Special Situations (EEA) Fund II L.P.

KKR Strategic Capital Institutional Fund, LTD.

KKR Strategic Capital Overseas Fund Ltd.

KKR-CDP Partners L.P.

KKR-PBPR Capital Partners L.P.

KKR Credit Select (Domestic) Fund L.P.

KKR CREDIT ADVISORS (HONG KONG) LIMITED

KKR STRATEGIC CAPITAL MANAGEMENT LLC

KAM FUND ADVISORS LLC

KKR CREDIT FUND ADVISORS LLC

KKR ALTERNATIVE CREDIT LLC

KKR ALTERNATIVE CREDIT L.P.

KKR ALTERNATIVE CREDIT LIMITED

KKR FINANCIAL HOLDINGS II, LTD.

KKR FINANCIAL HOLDINGS III, LTD.

KKR EUROPEAN SPECIAL OPPORTUNITIES LIMITED

KKR CLO 11 LTD.

KKR CLO 12 LTD.

KKR CLO 13 LTD.

KKR CLO 14 LTD.

KKR CLO 15 LTD.

KKR CLO 16 LTD.

KKR CLO 17 LTD.

KKR CLO 18 LTD.

KKR-MILTON CAPITAL PARTNERS II L.P.

KKR PIP INVESTMENTS L.P.

KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P.

KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P.

KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P.

KKR TACTICAL VALUE SPN L.P.

KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P.

KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P.

KKR LENDING PARTNERS EUROPE (USD) L.P.

KKR LENDING PARTNERS EUROPE (EURO) L.P.

KKR EUROPEAN RECOVERY PARTNERS L.P.

KKR REVOLVING CREDIT PARTNERS L.P.

TACTICAL VALUE SPN – APEX CREDIT L.P.

TACTICAL VALUE SPN-GLOBAL DIRECT LENDING L.P.

KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P.

TACTICAL VALUE SPN-GLOBAL CREDIT OPPORTUNITIES L.P.

CDPQ AMERICAN FIXED INCOME III, L.P.

KKR LENDING PARTNERS III L.P.

LP III WAREHOUSE LLC

KKR TFO PARTNERS L.P.

By:	/s/ Jeffrey B. Van Horn

Name:	Jeffrey B. Van Horn

Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Holdings L.P., KKR Capital Markets LLC, KKR Corporate Lending LLC, KKR Corporate Lending (UK) LLC, Merchant Capital Solutions LLC, MCS Capital Markets LLC and MCS Corporate Lending LLC, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Capital Markets Holdings L.P. KKR Capital Markets LLC KKR Corporate Lending LLC KKR Corporate Lending (UK) LLC merchant capital solutions llc mcs capital markets llc mcs corporate lending llc

By:	/s/ Adam Smith

Name:	Adam Smith

Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Limited and KKR Corporate Lending (Cayman) Limited, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Capital Markets Limited kkr corporate lending (cayman) limited

By:	/s/ John Empson

Name:	John Empson

Title:	Director

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of KKR Capital Markets Asia Limited, that she is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

KKR Capital Markets Asia Limited

By:	/s/ Diane Raposio

Name:	Diane Raposio

Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Asset Management Partners LLP, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR ASSET MANAGEMENT PARTNERS LLP

By:	/s/ Dan Pietrzak

Name:	Dan Pietrzak

Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Credit Advisors (Ireland) Unlimited Company, KKR European Floating Rate Loan Fund, Absalon Credit Fund Limited, Gardar Loan Fund and KKR European Credit Opportunities Fund II, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Credit advisors (ireland) Unlimited company KKR EUROPEAN FLOATING RATE LOAN FUND ABSALON CREDIT FUND LIMITED GARDAR LOAN FUND KKR EUROPEAN CREDIT OPPORTUNITIES FUND II

By:	/s/ Michael Gilleran

Name:	Michael Gilleran

Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Avoca CLO X Designated Activity Company and Avoca CLO XI Designated Activity Company, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AVOCA CLO X DESIGNATED ACTIVITY COMPANY AVOCA CLO XI DESIGNATED ACTIVITY COMPANY

By:	/s/ John Craddock

Name:	John Craddock

Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Avoca CLO XII Designated Activity Company and Avoca CLO XIII Designated Activity Company, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AVOCA CLO XII DESIGNATED ACTIVITY COMPANY AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY

By:	/s/ Kevin Butler

Name:	Kevin Butler

Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Avoca CLO XIV Designated Activity Company, Avoca CLO XV Designated Activity Company, Avoca CLO XVI Designated Activity Company and Avoca CLO XVII Designated Activity Company, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY AVOCA CLO XV DESIGNATED ACTIVITY COMPANY AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY

By:	/s/ Sam Sengupta

Name:	Sam Sengupta

Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Avoca Credit Opportunities plc, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AVOCA CREDIT OPPORTUNITIES PLC

By:	/s/ Carmel Naughton

Name:	Carmel Naughton

Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Prisma Spectrum Fund LP and Polar Bear Fund LP, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRISMA SPECTRUM FUND LP POLAR BEAR FUND LP

By:	/s/ Ken Eagle

Name:	Ken Eagle

Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Prisma Apex Tactical Fund ICAV, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRISMA Apex Tactical Fund ICAV

By:	/s/ Matthew Edge

Name:	Matthew Edge

Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Principal Opportunities Partnership L.P., CPS Managers Master Fund L.P., KKR SPN Credit Investors L.P. and KKR SPN Investments L.P., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR PRINCIPAL OPPORTUNITIES PARTNERSHIP L.P. CPS MANAGERS MASTER FUND L.P. KKR SPN CREDIT INVESTORS L.P. KKR SPN INVESTMENTS L.P.

By:	/s/ William J. Janetschek

Name:	William J. Janetschek

Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Prisma Apex Tactical Fund L.P. and Rendall Street Fund Limited, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRISMA Apex Tactical Fund L.P. Rendall Street Fund Limited

By:	/s/ John Brennan

Name:	John Brennan

Title:	Authorized Signatory

SCHEDULE A

Existing KKR Credit Advisers

KKR Credit Advisors (Hong Kong) Limited

KKR Strategic Capital Management LLC

KKR FI Advisors LLC

KKR Financial Advisors LLC

KKR Financial Advisors II, LLC

KKR CS Advisors I LLC

KKR Mezzanine I Advisors LLC

KKR FI Advisors Cayman Ltd.

KAM Advisors LLC

KAM Fund Advisors LLC

KKR Credit Fund Advisors LLC

KKR Asset Management Partners LLP

KKR Asset Management, Ltd.

KKR Credit Advisors (Ireland) Unlimited Company

Existing KCM Companies

KKR Capital Markets Holdings L.P.

KKR Capital Markets LLC

KKR Capital Markets Limited

KKR Capital Markets Asia Limited

MCS Capital Markets LLC

Existing KKR Proprietary Accounts

KKR Corporate Lending LLC

KKR Corporate Lending (Cayman) Limited

KKR Corporate Lending (UK) LLC

Merchant Capital Solutions LLC

MCS Corporate Lending LLC

KKR Alternative Credit LLC

KKR Alternative Credit L.P.

KKR Alternative Credit Limited

KFN Subsidiaries

KKR Financial Holdings, Ltd.

KKR Financial Holdings II, LLC

KKR Financial Holdings II, Ltd.

KKR Financial Holdings III, LLC

KKR Financial Holdings III, Ltd.

KKR Financial CLO Holdings, LLC

KKR TRS Holdings, Ltd.

KKR Strategic Capital Institutional Fund, Ltd.

Schedule A-1

Existing Affiliated Funds

KKR Debt Investors II (2006) Ireland L.P.

KKR DI 2006 LP

KKR European Special Opportunities Limited

8 Capital Partners L.P.

KKR Financial CLO 2005-1, LTD.

KKR Financial CLO 2005-2, LTD.

KKR Financial CLO 2006-1, LTD.

KKR Financial CLO 2007-A, LTD.

KKR Financial CLO 2007-1, LTD.

KKR Financial CLO 2012-1, LTD.

KKR Financial CLO 2013-1, LTD.

KKR Financial CLO 2013-2, LTD.

KKR CLO 9 Ltd.

KKR CLO 10 Ltd.

KKR CLO 11 Ltd.

KKR CLO 12 Ltd.

KKR CLO 13 Ltd.

KKR CLO 14 Ltd.

KKR CLO 15 Ltd.

KKR CLO 16 Ltd.

KKR CLO 17 Ltd.

KKR CLO 18 Ltd.

KKR Corporate Credit Partners L.P.

KKR Mezzanine Partners I L.P.

KKR Mezzanine Partners I Side-by-Side L.P.

KKR-Keats Capital Partners L.P.

KKR-Milton Capital Partners L.P.

KKR-Milton Capital Partners II L.P.

KKR Lending Partners L.P.

KKR Lending Partners II L.P.

KKR-VRS Credit Partners L.P.

KKR PIP Investments L.P.

KKR Special Situations (Domestic) Fund L.P.

KKR Special Situations (Offshore) Fund L.P.

KKR Special Situations (Domestic) Fund II L.P.

KKR Special Situations (EEA) Fund II L.P.

KKR Strategic Capital Overseas Fund Ltd.

KKR-CDP Partners L.P.

KKR-PBPR Capital Partners L.P.

KKR Credit Select (Domestic) Fund L.P.

KKR Private Credit Opportunities Partners II L.P.

KKR Private Credit Opportunities Partners II (EEA) L.P.

KKR Private Credit Opportunities Partners II (EEA) Euro L.P.

KKR Tactical Value SPN L.P.

Schedule A-2

KKR Lending Partners Europe (GBP) Unlevered L.P.

KKR Lending Partners Europe (Euro) Unlevered L.P.

KKR Lending Partners Europe (USD) L.P.

KKR Lending Partners Europe (Euro) L.P.

KKR European Recovery Partners L.P.

KKR Revolving Credit Partners L.P.

Avoca CLO X Designated Activity Company

Avoca CLO XI Designated Activity Company

Avoca CLO XII Designated Activity Company

Avoca CLO XIII Designated Activity Company

Avoca CLO XIV Designated Activity Company

Avoca CLO XV Designated Activity Company

Avoca CLO XVI Designated Activity Company

Avoca CLO XVII Designated Activity Company

KKR European Floating Rate Loan Fund

Absalon Credit Fund Limited

Gardar Loan Fund

Avoca Credit Opportunities plc

KKR European Credit Opportunities Fund II

Prisma Spectrum Fund LP

Polar Bear Fund LP

KKR TFO Partners L.P.

Tactical Value SPN – Apex Credit L.P.

Tactical Value SPN-Global Direct Lending L.P.

KKR Global Credit Opportunities Master Fund L.P.

Tactical Value SPN-Global Credit Opportunities L.P.

KKR Principal Opportunities Partnership L.P.

CPS Managers Master Fund L.P.

KKR SPN Credit Investors L.P.

KKR SPN Investments L.P.

CDPQ American Fixed Income III, L.P.

Prisma Apex Tactical Fund ICAV

Prisma Apex Tactical Fund L.P.

Rendall Street Fund Limited

KKR Lending Partners III L.P.

LP III Warehouse LLC

Schedule A-3

Exhibit A

Resolutions of the Board of Directors of

Corporate Capital Trust, Inc.

WHEREAS, the Board deems it advisable and in the best interest of Corporate Capital Trust, Inc. (the “Company”) to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, to supersede an exemptive order issued by the Commission.

RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and it is further.

RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and it is further.

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit A-1

Exhibit B

Resolutions of the Board of Trustees of

Corporate Capital Trust II

WHEREAS, the Board of Trustees (the “Board”) of Corporate Capital Trust II (the “Company”) deems it advisable and in the best interest of the Company to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, to supersede an exemptive order issued by the Commission.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B-1

Exhibit C

Resolutions of the Board of Directors of

FS Investment Corporation

WHEREAS, the Board of Directors (the “FSIC Board”) of FS Investment Corporation (“FSIC”) deems it advisable and in the best interest of FSIC to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by FSIC with certain entities which may be deemed to be “affiliates” of FSIC pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, to supersede an exemptive order issued by the Commission.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Investment Officer, Chief Financial Officer, Treasurer, Secretary, Chief Compliance Officer, General Counsel or Executive Vice President (each an “Authorized Officer” and, collectively, the “Authorized Officers”) of FSIC be, and they hereby are, authorized, empowered and directed, in the name and on behalf of FSIC, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers of FSIC preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Authorized Officers of FSIC be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such Authorized Officers of FSIC shall deem necessary or desirable in order for FSIC to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers of FSIC preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Authorized Officers of FSIC be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of FSIC, to perform all of the agreements and obligations of FSIC in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officer or Authorized Officers of FSIC may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officer or Authorized Officers of FSIC of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officer’s or Authorized Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by FSIC thereof.

Exhibit C-1

Exhibit D

Resolutions of the Board of Directors of

FS Investment Corporation II

WHEREAS, the Board of Directors (the “FSIC II Board”) of FS Investment Corporation II (“FSIC II”) deems it advisable and in the best interest of FSIC II to file with the Commission the Application for an order pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 thereunder to authorize the entering into of certain joint transactions and co-investments by FSIC II with certain entities which may be deemed to be “affiliates” of FSIC II pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, to supersede an exemptive order issued by the Commission.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers of FSIC II be, and they hereby are, authorized, empowered and directed, in the name and on behalf of FSIC II, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers of FSIC II preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Authorized Officers of FSIC II be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such Authorized Officers of FSIC II shall deem necessary or desirable in order for FSIC II to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers of FSIC II preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Authorized Officers of FSIC II be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of FSIC II, to perform all of the agreements and obligations of FSIC II in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officer or Authorized Officers of FSIC II may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officer or Authorized Officers of FSIC II of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officer’s or Authorized Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by FSIC II thereof.

Exhibit D-1

Exhibit E

Resolutions of the Board of Directors of

FS Investment Corporation III

WHEREAS, the Board of Directors of FS Investment Corporation III (“FSIC III”) deems it advisable and in the best interest of FSIC III to file with the Commission the Application for an order pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 thereunder to authorize the entering into of certain joint transactions and co-investments by FSIC III with certain entities which may be deemed to be “affiliates” of FSIC III pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, to supersede an exemptive order issued by the Commission.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers of FSIC III be, and they hereby are, authorized, empowered and directed, in the name and on behalf of FSIC III, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers of FSIC III preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Authorized Officers of FSIC III be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such Authorized Officers of FSIC III shall deem necessary or desirable in order for FSIC III to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers of FSIC III preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Authorized Officers of FSIC III be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of FSIC III, to perform all of the agreements and obligations of FSIC III in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officer or Authorized Officers of FSIC III may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officer or Authorized Officers of FSIC III of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officer’s or Authorized Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by FSIC III thereof.

Exhibit E-1

Exhibit F

Resolutions of the Board of Directors of

FS Investment Corporation IV

WHEREAS, the Board of Directors of FS Investment Corporation IV (“FSIC IV”) deems it advisable and in the best interest of FSIC IV to file with the Commission the Application for an order pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 thereunder to authorize the entering into of certain joint transactions and co-investments by FSIC IV with certain entities which may be deemed to be “affiliates” of FSIC IV pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, to supersede an exemptive order issued by the Commission.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers of FSIC IV be, and they hereby are, authorized, empowered and directed, in the name and on behalf of FSIC IV, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers of FSIC IV preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Authorized Officers of FSIC IV be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such Authorized Officers of FSIC IV shall deem necessary or desirable in order for FSIC IV to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers of FSIC IV preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Authorized Officers of FSIC IV be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of FSIC IV, to perform all of the agreements and obligations of FSIC IV in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officer or Authorized Officers of FSIC IV may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officer or Authorized Officers of FSIC IV of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officer’s or Authorized Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by FSIC IV thereof.

Exhibit F-1

Exhibit G

Resolutions of the Board of Trustees of

KKR Income Opportunities Fund

WHEREAS, the Board of Trustees (the “Board”) of KKR Income Opportunities Fund (the “Fund”) deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, to supersede an exemptive order issued by the Commission.

NOW, THEREFORE, BE IT RESOLVED,  that the officers (the “Officers”) of the Fund be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Fund to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and further.

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Exhibit G-1

Exhibit H

Resolutions of the Board of Trustees of

FS Multi-Alternative Income Fund

WHEREAS, the Board deems it advisable and in the best interest of the Company to file with the SEC an application for an order pursuant to Section 57(i) of the 1940 Act, and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers of the Company and the Company’s investment adviser be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act, the Exchange Act, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and it is further

RESOLVED, that the Authorized Officers of the Company be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such Authorized Officers of the Company shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers of the Company preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officer or Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officer or Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officer’s or Authorized Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit H-1